                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 14)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest,
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    74158J103
                                    ---------
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                                 Alan Sinsheimer
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                 June 28, 2002
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 2 OF 7 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty Trust
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      22-1657560
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          3,972,447
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    7,944,893
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (real estate investment trust)
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 3 OF 7 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      13-3925979
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          3,972,447
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    7,944,893
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 4 OF 7 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado PS, L.L.C.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          3,972,447
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    7,944,893
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (limited liability company)
--------------------------------------------------------------------------------

                         AMENDMENT NO. 14 TO SCHEDULE 13D
             RELATING TO THE COMMON SHARES OF BENEFICIAL INTEREST OF
                            PRIME GROUP REALTY TRUST

         Vornado Realty Trust ("Vornado"), Vornado Realty L.P. (the "Operating Partnership") and Vornado PS, L.L.C. ("Vornado PS" and, collectively with Vornado and the Operating Partnership, the "Reporting Persons") hereby amend their Statement on Schedule 13D filed with respect to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). This Amendment No. 14 to Schedule 13D ("Amendment No. 14") should be read in conjunction with the Statement on Schedule 13D of the Reporting Persons filed on November 2, 2001 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D of the Reporting Persons filed on November 20, 2001, by Amendment No. 2 to Schedule 13D of the Reporting Persons filed on December 19, 2001, by Amendment No. 3 to Schedule 13D of the Reporting Persons filed on December 21, 2001, by Amendment No. 4 to Schedule 13D of the Reporting Persons filed on December 27, 2001, by Amendment No. 5 to Schedule 13D of the Reporting Persons filed on January 15, 2002, by Amendment No. 6 to Schedule 13D of the Reporting Persons filed on January 31, 2002, by Amendment No. 7 to Schedule 13D of the Reporting Persons filed on February 7, 2002, by Amendment No. 8 to Schedule 13D of the Reporting Persons filed on February 20, 2002, by Amendment No. 9 to
Schedule 13D of the Reporting Persons filed on March 29, 2002, by Amendment No. 10 to Schedule 13D of the Reporting Persons filed on April 17, 2002, by Amendment No. 11 to Schedule 13D of the Reporting Persons filed on April 19, 2002, by Amendment No. 12 to Schedule 13D of the Reporting Persons filed on May 1, 2002 and by Amendment No. 13 to Schedule 13D of the Reporting Persons filed on May 14, 2002 (as so amended, the "Schedule 13D"). This Amendment No. 14 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D.

         Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares.

         Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by deleting the penultimate paragraph thereof and adding the following paragraph at the end thereof:

         On June 28, 2002, pursuant to the terms of the Participation Agreement entered into on November 18, 2001 by Vornado PS, the Operating Partnership, Cadim Acquisition and Cadim, Vornado PS transferred to Cadim Acquisition 3,972,446 Common Units that were acquired by Vornado PS in the Foreclosure Auction. Cadim Acquisition continues to own a 50% participation interest in the Loans. Under the Participation Agreement, Vornado PS and the Operating Partnership, on the one hand, and Cadim Acquisition and Cadim, on the other hand, have various rights and obligations with respect to the Common Units that were acquired in the Foreclosure Auction (including the Common Units that Vornado PS has transferred to Cadim Acquisition), any Common Shares for which such Common Units may be exchanged, the Loans and the parties' relationship with the Issuer. Those rights and obligations are set forth in the Participation Agreement which has been filed as Exhibit 99.12 to this Schedule 13D and which is expressly incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby amended to read in its entirety as follows:

     See Items 11 and 13 on each of pages 2, 3, and 4 above, which items are incorporated herein by reference. As disclosed above, Vornado PS has transferred to Cadim Acquisition 3,972,446 Common Units that were acquired by Vornado PS in the Foreclosure Auction. Because the Reporting Persons, Cadim Acquisition and Cadim may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act, the information set forth in Items 11 and 13 on each of pages 2, 3 and 4 above includes such Common Units that have been transferred to Cadim Acquisition (as well as any Common Shares for which such Common Units may be exchanged). However, neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "group" with Cadim Acquisition or Cadim for any purpose.

Item 5(b) is hereby amended to read in its entirety as follows:

     See Items 7, 8, 9, and 10 on each of pages 2, 3, and 4 above, which items are incorporated herein by reference. Under the terms of the Participation Agreement, the Reporting Persons may be deemed to share beneficial ownership and the power to dispose of the 3,972,446 Common Units acquired by Vornado PS in the Foreclosure Auction that Vornado PS has transferred to Cadim Acquisition pursuant to the Participation Agreement (as well as any Common Shares for which such Common Units may be exchanged).

Item 5(c) is hereby amended by adding the following sentence at the end thereof:

     No transactions in the Common Shares were effected by Reporting Persons since May 14, 2002, except to the extent that such transactions may be deemed to have occurred as described in Item 4.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: July 3, 2002

                                  VORNADO REALTY TRUST


                                  By:  /s/  Joseph Macnow
                                     ---------------------------------------
                                     Name:  Joseph Macnow
                                     Title: Executive Vice
                                            President-Finance
                                            and Administration,
                                            Chief Financial Officer

                                  VORNADO REALTY L.P.

                                  By: VORNADO REALTY TRUST,
                                      its general partner


                                  By:  /s/  Joseph Macnow
                                      ---------------------------------------
                                      Name:  Joseph Macnow
                                      Title: Executive Vice
                                             President-Finance
                                             and Administration,
                                             Chief Financial Officer


                                  VORNADO PS, L.L.C.

                                  By: VORNADO REALTY L.P.,
                                      its sole member

                                  By: VORNADO REALTY TRUST,
                                      its general partner


                                  By:  /s/  Joseph Macnow
                                     ---------------------------------------
                                     Name:  Joseph Macnow
                                     Title: Executive Vice
                                            President-Finance
                                            and Administration,
                                            Chief Financial Officer